UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

City of Buenos Aires, May 10, 2024

Messrs.

BOLSAS Y MERCADOS ARGENTINOS

Messrs.

NATIONAL SECURITIES COMMISSION

Issuers Division

Dear Sirs,

In compliance with the provisions of section 63 of the Listing Regulations of Bolsas y Mercados Argentinos S.A. (“BYMA”), I hereby inform you that at the Board of Directors meeting held today, the following documents were approved: Condensed Interim Financial Statements, Statement of Financial Position, Statement of Comprehensive Income (Loss), Statement of Changes in Equity, Statement of Cash Flows, Notes to the Financial Statements and Informative Summary of Empresa Distribuidora y Comercializadora Norte S.A. (the “Company”), relating to the period ended March 31, 2024.

The results (stated in millions of ARS) are as follow:

Profit for the period
Attributable to the Company’s shareholders	Profit	50,867

Other comprehensive income for the period
Attributable to the Company’s shareholders	0

Total comprehensive income for the period
Attributable to the Company’s shareholders	Income	50,867

The breakdown of Equity (stated in millions of ARS) is as follows:

Detail of Equity
Share Capital – Nominal Value (1)	906
Share Capital – Adjustment to Capital (2)	527,710
Additional paid-in capital	7,150
Acquisition cost of the Company’s own shares	(42,365)
Statutory reserve	35,814
Discretionary reserve	346,826
Other comprehensive loss	(5,256)
Accumulated losses	(154,584)
Total attributable to the Company’s shareholders	716,201
Total Equity	716,201

(1)	Includes 31 relating to treasury shares.
(2)	Includes 11,077 relating to treasury shares.

The breakdown of the Company’s share capital is as follows:

Class of shares	Number of shares	% on Share Capital	Main shareholder
A	462,292,111	51.00%	Empresa de Energía del Cono Sur S.A., domiciled at 1252 Maipú Ave., 12th Floor, of the City of Buenos Aires
B	442,566,330(3) (4)	48.82%
C	1,596,659	0.18%	Banco de la Nación Argentina, in its capacity as trustee of Edenor’s Employee Stock Ownership Program Residual Trust

_________________________________

(3)	The class “B” shares are currently listed on the New York Stock Exchange (through American Depositary Shares –“ADSs”) and on BYMA.
(4)	Includes 242,999,553 shares held by the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad) (ANSES-FGS Law 26,425) and 30,852,251 treasury shares as of March 31, 2024. At the date of issuance of this document, the treasury shares are 30,772,779.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Yours sincerely,

_________________

Empresa Distribuidora y Comercializadora Norte S.A.

Solange Barthe Dennin

Officer in charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 10, 2024